Exhibit 99.1

October 24, 2018

PV Nano Cell Sicrys to Launch the First Printer for Printed Electronics at IDTechEx Show

Tradeshow Focused on Emerging Technologies to be held in Santa Clara, California on November 14 – 15

MIGDAL HA’EMEK, ISRAEL / ACCESSWIRE /October 24, 2018 / PV Nano Cell, Ltd. (OTCQB: PVNNF) (“PV Nano Cell” or the “Company”), an innovative producer of conductive Sicrys digital inks and dispersions, for printed electronics and 3D inkjet printing, announced today that it will be present at the upcoming IDTechEx Show to be held in Santa Clara, California on November 14 to 15, booth P30. PV Nano Cell will launch its first generation Printed Electronics dedicated printer JetPE I.

PV Nano Cell Chief Executive Officer, Dr. Fernando de la Vega, commented, “We are very excited for this upcoming IDTech Show, where we are launching for sale our first JetPE I printer, which is designed for Printed Electronics. JetPE printers series are built on the very successful FlexoJet technology which we acquired at the end of 2017. This tool is one of a kind quality at an affordable price, and an additional step enabling the industry to implement digital printing in mass production processes - aligned to our Complete Solution approach, equipment, process and inks all under the same roof. We are targeting to sell several Printers at the show.” Dr. de la Vega continued, “Our Sicrys products quality, stability and price are allowing us to establish a lead in the implementation of additive digital conductive mass production manufacturing for electronics and 3D printing at favorable industry pricing. The JetPE I printer is an additional step in the process, and along with our professional staff at PV Nano Cell and digital printing solutions producer partners (Ferro/DipTech, Merck and others) are working steadily and hard to enable additional mass production electronics to be digitally printed. Stay tuned for more exciting developments!”

Eyal Shpilberg, PV Nano’s Chief Operating Officer added, “We are ready to supply JetPE I to US based customers where we have aftersales support infrastructure. The upcoming product launch is estimated to positively affect our P&L this fiscal year. The Company already initiated the efforts to develop the next PEJet printer generations, which will add optical-inspection, UV sintering, heated chuck and other exciting features on top of the high accuracy, ability to print up to 10 inks in parallel, internal sintering and selective vacuum chuck in the affordable entry level JetPE model.”

IDTech

IDTechEx is one of the world important events for the Printed Electronics community, bringing end users and suppliers together. Assessing end user requirements, the latest diverse technology capability and all the opportunities of printed, flexible and hybrid electronics. With over 3500 attendees, more than 270 exhibitors and at least 250 valued presentations. Read more at:

https://www.idtechex.com/printed-electronics-usa/show/en/

https://www.idtechex.com/usa2018/show/en/?gclid=EAIaIQobChMIze3-2c753QIVkuR3Ch2OHwPzEAAYASAAEgLWUvD BwE

PV Nano Cell, Ltd.

PV Nano Cell has developed innovative conductive inks for use in printed electronics (PE) and solar photovoltaics (PV) applications. PV Nano Cell’s Sicrys ink family is a single-crystal, nano metric silver conductive ink delivering enhanced performance. Sicrys is also available in copper-based form, delivering all of the product’s properties and advantages with improved cost efficiency. Sicrys conductive inks are used all over the world in a range of inkjet printing applications, including photovoltaics, printed circuit boards, antennas, sensors, touchscreens and other applications - R&D, prototyping and mass production. In addition, PV Nano has expanded its capabilities to include an integrated prototyping, design and R&D unique printer with the recent acquisition of DigiFlex. For more information, please visit: www.PVNanoCell.com.

Forward-Looking Statements

This press release contains forward-looking statements. The words or phrases “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” or similar expressions are intended to identify “forward-looking statements.” All information set forth in this news release, except historical and factual information, represents forward-looking statements. This includes all statements about the Company’s plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include issues related to: rapidly changing technology and evolving standards in the industries in which the Company operates; the ability to obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new business, and sign new agreements. For a more detailed description of the risks and uncertainties affecting PV Nano Cell, reference is made to the Company’s latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by the Company in reports filed with, or furnished to, the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Emerging Markets Consulting, LLC

Mr. James S. Painter III

President

w: 1 (321) 206-6682

m: 1 (407) 340-0226

f: 1 (352) 429-0691

email: jamespainter@emergingmarketsllc.com

website: www.emergingmarketsllc.com

Hayden IR

w: 917-658-7878

hart@haydenir.com

PV Nano Cell Ltd

Dr. Fernando de la Vega

CEO and Chairman of the Board

w: 972 (04) 654-6881

f: 972 (04) 654-6880

email: fernando@pvnanocell.com

website: www.pvnanocell.com

SOURCE: PV Nano Cell, Ltd.